8-66794 PB 4/1

10028653

ES
E COMMISSION
20549

SEC MAIL RECEIVED PROCESSING MAR 31 2010 WASH. D.C. 193 SECTION

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SEC FILE NUMBER
~~8-6312~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
PUBLIC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

NUNAMI SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 17TH STREET, SUITE #570
(No. and Street)

DENVER (City) COLORADO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES C. PARKS (303) 914-2820
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) DENVER (City) COLORADO (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PB 4/1

OATH OR AFFIRMATION

I, James C. Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of NUNAMI SERVICES, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James C. Parks
Signature

FINOP
Title

Renee Schaller III
Notary Public
My Commission Expires: 12/1/1

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [ ] c. Statement of Income (Loss).
- [ ] d. Statement of Cash Flows.
- [ ] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [X] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- [X] o. Independent auditors' report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUNAMI SERVICES, LLC

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Nunami Services, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Nunami Services, LLC (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Nunami Services, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has experienced circumstances which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters also are described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

March 29, 2010
Denver, Colorado

NUNAMI SERVICES, LLC

Statement of Financial Condition
December 31, 2009

Assets

Assets		
Cash and cash equivalents	$	806,743
Accounts receivable		43,097
Prepaid expenses and other		10,863
Clearing deposits		100,000
Total current assets		960,703
Deferred financing charges, net of amortization		62,222
Note receivable - parent		100,000
Total assets	$	1,122,925

Liabilities and Members' Deficit

Liabilities		
Accounts payable - trade	$	218,532
Accrued expenses		176,778
Due to parent		24,544
Total current liabilities		419,854
Non-current liabilities		
Subordinated note payable		1,000,000
Total liabilities		1,419,854
Commitments and contingencies		
Members' deficit		(296,929)
Total liabilities and members' deficit	$	1,122,925

See notes to financial statement.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Nunami Services, LLC (the "Company") was formed on October 15, 2004 as a Delaware limited liability company operating as a registered broker-dealer under the Securities and Exchange Act of 1934 (the "Act"). Nunami, Inc. owns 100% of the Class A membership of the Company (Note 5) and is, in turn, owned 100% by Selero, Inc., a C-corporation. The Company's principal business consists of providing automated trade execution services.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Act, and it does not carry customer accounts or clear customer transactions. Accordingly, all such transactions are cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that the clearing broker will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to the clearing broker. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, balances of cash and cash equivalents exceeded the federally insured limit by approximately $556,000.

Accounts Receivable

At the time the accounts receivable are originated, the Company considers a reserve for doubtful accounts based on the creditworthiness of the customer. The provision for uncollectible amounts is continually reviewed and adjusted to maintain the allowance at a level considered adequate to cover future losses. The allowance is management's best estimate of uncollectible amounts and is determined based on historical performance and an assessment of economic risks. The losses ultimately incurred could differ materially in the near term from the amounts estimated in determining the allowance. As of December 31, 2009, the Company has deemed an allowance for doubtful accounts to be unnecessary.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk.

During the year ended December 31, 2009, one customer accounted for 99% of accounts receivable.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Clearing Deposits

Clearing deposits include $100,000 deposited with clearing brokers to offset risks assumed by the clearing broker related to clearing and settling securities and cash transactions on behalf of the Company. The deposit terms are in perpetuity of the business relationships.

Deferred Financing Costs

Direct costs associated with obtaining debt financing are deferred and amortized on a straight-line basis over the term of the debt of three years.

Income Taxes

The Company is not considered a separate taxable entity for income tax purposes. Accordingly, all taxable income and losses are reported on the income tax return of the member, and no provision for income taxes has been recorded in the accompanying financial statement.

The Company has adopted Accounting Standards Codification ("ASC") 740-10-50, *Accounting for Uncertain Tax Positions*, which clarifies the accounting for uncertainty in tax positions recognized in the financial statements. Under these provisions, the Company recognizes the tax benefit from an entity level uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The result of the reassessment of tax positions in accordance with these provisions did not have an impact on the Company's financial statements as no significant entity level tax positions have been taken. Tax years that remain subject to examination by taxing authorities are all years back to, and including, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through March 29, 2010, which is the date the financial statements were available to be issued.

Note 2 - Going Concern and Management's Plans

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business.

As discussed in Note 4, the Company's primary customer ceased routing securities transactions through the Company during 2009. In order to address this issue, to diversify the Company's risk and to address other financial concerns, Selero, Inc. (Note 1) entered into a letter of intent in late 2009 to transfer the equity holdings of Selero, Inc. to an investor group whose intent was to route a significant number of securities transactions through the Company. This contemplated transaction fell through during March 2010.

Because of these circumstances and the Company's recurring losses, there is substantial doubt about the Company's ability to continue as a going concern. Management is contemplating winding-up operations due to insufficient alternative revenue sources and the inability to raise additional capital.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3 - Subordinated Note Payable

Subordinated note payable consists of the following at December 31, 2009.

Note payable to Appian Ventures SBIC, I, LP (Class B member, Note 5), with interest at 6.25% per annum. Interest accrued is included in the Accrued expense line item. The entire principal matures October 31, 2011, subject to the Company's compliance with its minimum net capital requirements and subject to approval for repayment by certain regulatory authorities. No specific collateral is attached to the loan and the debt is subordinate to all other claims.	$ 1,000,000

Note 4 - Commitments and Contingencies

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

Note 4 - Commitments and Contingencies (continued)

Litigation (continued)

On July 8, 2009, a letter from the Company's previous clearing broker was received notifying Nunami Services, LLC of its intention to pursue payment of what the previous clearing broker contended were existing financial obligations owed by the Company in an amount of approximately $763,000. The Company does not agree with the previous clearing broker's financial obligation assertions, and sent a response letter on August 18, 2009 notifying the clearing broker of its position, and requesting support for the amounts claimed as due. Additionally, on November 30, 2009, the Company sent the clearing broker a final settlement letter with a check enclosed for outstanding amounts due according to Nunami of approximately $78,000. To date, the Company has received no response to its written inquiries, and sufficient information is not available about the likely outcome regarding this claim. The impact of this uncertainty, if any, is not reflected in the accompanying financial statements.

Contingencies

The Company is currently treating receivables from other broker dealers not pursuant to a clearing arrangement as allowable assets in the net capital requirement calculation (Note 7). The receivables total approximately $43,000 at December 31, 2009, which comprise approximately 8% of the Company's net capital. FINRA is waiting on interpretive guidance from the SEC as to whether the Company may continue to treat these receivables as allowable assets. In the event these were disallowed by FINRA as allowable assets, the Company still has sufficient net capital at December 31, 2009.

Routing Broker Services Agreement

During April 2008, the Company entered into a Routing Broker Services Agreement with a registered national securities exchange to process securities buy and sell transactions. For 2009, approximately 94% of the net commissions earned by the Company were generated through this agreement. There are no minimum volume requirements and the agreement can be terminated by Exchange with 180 days notice. Although the agreement has not been terminated, Exchange ceased routing transactions through the Company during 2009.

Note 5 - Members' Equity

The Company has two classes of membership interest. Class A members are allocated all Company profits and losses, have all voting authority, and shall receive 99% of the net proceeds of the Company on liquidation after repayment of the Class B member's capital contribution. The Class B member has made a capital contribution of $10 and will be paid 1% of the net proceeds of the Company after receiving a return of its capital contribution and repayment of any loans made to the Company (Note 3).

Note 6 - Related Party Transactions

The Company has a service bureau management services agreement with Selero, Inc. (Note 1). Under the terms of the agreement, the Company pays Selero, Inc. for various corporate support staff, administrative services, management services, facilities, and technology support based upon an allocation of such costs to the Company. At December 31, 2009, the Company had $24,544 payable to Selero, Inc. related to this agreement. The payable to Selero, Inc. is permitted by FINRA to be treated as equity for net capital purposes.

Note 7 - Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2009, the Company had net capital of $454,419 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1.

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Nunami Services, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Nunami Services, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors
Nunami Services, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

March 29, 2010
Denver, Colorado

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

To the Member
Nunami Services, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Nunami Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

To the Member
Nunami Services, LLC
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

March 29, 2010
Denver, Colorado

NUNAMI SERVICES, LLC

Financial Statement
and
Independent Auditors' Report
December 31, 2009

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

This report is deemed **A PUBLIC DOCUMENT** in accordance with Rule 17a-5(c)(3).